June 24, 2025

Ping Zhang
Chief Executive Officer
Quantumsphere Acquisition Corporation
1185 Avenue of the Americas, Suite 304
New York, NY 10036

       Re: Quantumsphere Acquisition Corporation
           Registration Statement on Form S-1
           Filed May 30, 2025
           File No. 333-287672
Dear Ping Zhang:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
Cover page

1. Discuss the potential issuance of securities to the initial shareholders upon a change in the size of the offering in order to maintain their 26% interest upon consummation of the offering, and whether this may result in a material dilution of the purchasers'
       equity interests.
Summary
Sponsor Information, page 11

2. We note disclosure on page 154 that all of the shares that will be outstanding immediately after the consummation, other than the shares sold in the public offering, will be placed in escrow. Please describe the terms of the escrow including restrictions on transfer in tabular format, to the extent practical, as required by
Item 1603(a)(9) of
       Regulation S-K. We note that you have described restrictions on transfer pursuant to
 June 24, 2025
Page 2

       the letter agreement on page 13.
Conflicts of Interest, page 28

3. We note your disclosure that certain officers may be required to present business combination opportunities to other entities prior to presenting such business combination opportunity to you. Please clarify how opportunities to acquire targets are allocated among SPACs. In this regard, we note that Quartzsea is still searching for a target and that other SPACs have executed acquisition agreements but have not completed their transactions.
4. Where you disclose conflicts of interest throughout the filing, including in your summary risk factors, please also disclose that the executive officers and directors of
       Quartzsea and Quantumsphere are the same persons, that both SPACs are looking for suitable investment opportunities with an enterprise value of approximately $180 million - $1 billion and that both are $60 million offerings and that therefore, there is a material conflict of interest in seeking potential targets.
Risk Factors, page 41

5. We note your disclosure on page 18 that interest earned on the funds held in the trust account may be released to you to pay your taxes. Please reconcile with your disclosure in the first paragraph on page 93 that you are not permitted to use the proceeds placed in the trust account and the interests earned thereon to pay any excise taxes or any other similar fees or taxes in nature that may be imposed on the Company pursuant to any current, pending or future rules or laws. Revise the risk factor on page
       67 to clarify whether amounts in the trust account available to pay redemptions or available to the combined company following a de-SPAC transaction may be reduced to pay such taxes.
We may not be able to complete an initial business combination ..., page 55

6. We note your disclosure that your sponsor is not a foreign person and that Mr. Ping
       Zhang, who controls your sponsor, is a United States citizen. Please revise to clarify whether your sponsor has any members who are, or has substantial ties with, a non-
       U.S. person.
Dilution, page 96

7. Please expand your disclosure in this section to address potential dilution from the conversion of any working capital loans into units. Also, highlight in this section that you may need to issue additional securities as you intend to seek an initial business combination with a target company with an enterprise value of approximately $180 million - $1 billion, which is greater than the net proceeds of the offering and the sale of private placement units, as stated on page 4 of your prospectus. Proposed Business, page 105

8. Please include a separate section on enforcement of liabilities addressing the enforcement risks related to civil liabilities due to your sponsor and some of your officers and directors being located in China or Hong Kong. Please identify such persons. For example, revise to discuss more specifically the limitations on investors
 June 24, 2025
Page 3

       being able to effect service of process and enforce civil liabilities in China, lack of reciprocity and treaties, and cost and time constraints. Also, please disclose these risks in the business section, which should contain disclosures consistent with the separate section. Additionally, please identify each officer and director located in China or
       Hong Kong and disclose that it will be more difficult to enforce liabilities and enforce judgments on those individuals.
Description of Securities, page 130

9. Please expand your disclosure on pages 19, 35 and 131, and elsewhere as appropriate, to clarify whether any public shares sold in this offering would be required to approve the business combination if the minimum to constitute a quorum is present at the meeting. Please also revise your Risk Factors as appropriate or otherwise advise.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Jeffrey Lewis at 202-551-6216 or Isaac Esquivel at 202-551-3395 if
you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Pamela Long at 202-551-3765 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:   Cassi Olson, Esq.